For Immediate Release

UNILENS ANNOUNCES CLOSING OF STOCK REPURCHASE AGREEMENT AND DIRECTOR RESIGNATION

LARGO, Florida (January 20, 2010) – Unilens Vision Inc. (OTC Bulletin Board: UVICF; TSX Venture Exchange: UVI) today announced the Company completed the Stock Purchase Agreement announced on November 9, 2009, in which it repurchased 2,188,861 shares of its common stock, representing approximately 48% of it’s outstanding shares, from its largest shareholder, Uniinvest Holding AG in Liquidation (Uniinvest) for an aggregate purchase price of US $6,894,912 or $3.15 per share.

The Company funded the transaction primarily through a draw of US $6.0 million against the $6.9 million 5-year term loan facility provided to the Company’s wholly owned subsidiary Unilens Corp., USA, by Regions Bank.  The loan facility was arranged by the Company’s Investment Bankers, Hyde Park Capital Partners, LLC.  The loan facility bears a floating interest rate of 30-day LIBOR plus 3.75% with a floor of 4.75%, and is secured by certain assets of the Company.  The purchase price represents a discount of 25% to the closing price of our common stock in the US of $4.22 on Tuesday January 19, 2010.

Unilens has received and accepted the resignation of Ms. Elizabeth J. Harrison as a Director of the Company as of January 19, 2010.  Ms. Harrison served as the Uniinvest representative on our Board of Directors since 2006.  The Board of Directors and Management wish to thank Ms. Harrison for her service to the Company.

“We believe that the stock repurchase represents a very attractive use of our capital and reflects our commitment to building long-term shareholder value,” stated Michael Pecora, Chief Executive Officer of Unilens Vision Inc. “The transaction is highly accretive to earnings per share and eliminates any possible negative impact on our share value associated with the 48% stock overhang,” concluded Mr. Pecora.

About Unilens Vision Inc. – “The Independent Eye Care Professionals Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets contact lenses primarily under the C-Vue® brand directly to Independent Eye Care Professionals.  Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.   The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:
Len Barker at (727) 544-2531